January 17, 2007

VIA OVERNIGHT COURIER

Ms. Hanna Teshome
Special Counsel
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3561
Washington, D.C. 20549-3561
Mayer, Brown, Rowe & Maw LLP
350 South Grand Avenue
25th Floor
Los Angeles, California 90071-1503
Main Tel (213) 229-9500
Main Fax (213) 625-0248
www.mayerbrownrowe.com
Warren R. Loui
Direct Tel (213) 229-5110
Direct Fax (213) 576-8142
wloui@mayerbrownrowe.com

Re:	Nissan Auto Receivables Corporation II
Registration Statement on Form S-3
File No. 333-138931
Filed November 22, 2006
Dear Ms. Teshome:
     Nissan Auto Receivables Corporation II (the “Company”) has requested us to respond to the Commission staff’s comment letter, dated December 19, 2006 (the “Comment Letter”), relating to the Company’s submission of its registration statement on Form S-3 (the “Registration Statement”), including the base prospectus (the “Base Prospectus”) and the prospectus supplement (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) filed on November 22, 2006.
     The Company is submitting herewith (i) one copy of an amended draft Registration Statement, together with four copies marked to show changes from the draft submitted to the Commission on November 22, 2006, and (ii) one copy of the form of transaction documents and legal opinions. The Company has responded to all of the staff’s comments by revising the Registration Statement to comply with each staff comment, providing an explanation, or providing supplemental information as requested. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly. References to page numbers are to those in the marked copies of the Base Prospectus or Prospectus Supplement, as applicable.
     In addition to the revisions made in response to the Comment Letter, the Company has revised the draft Registration Statement in certain other respects to update and clarify certain sections thereof. Such other revisions are also marked in the enclosed copies.

Ms. Hanna Teshome
January 17, 2007

     We are submitting this letter on behalf of the Company, and the terms “we,” “us”, and “our” in the following responses refer to the Company.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the depositor and each of the issuing entities previously established by the depositor with respect to asset-backed securities involving the same asset class, namely, automobile retail installment contracts, have been current and timely with Exchange Act reporting during the last twelve months. The CIK codes for those issuing entity affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering and that have been subject to Exchange Act reporting requirements since November 2005 are as follows:

Issuer	CIK Code
Nissan Auto Receivables 2006-A Owner Trust	0001350903
Nissan Auto Receivables 2006-B Owner Trust	0001129068
Nissan Auto Receivables 2006-C Owner Trust	0001358307
2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:

We confirm that all material terms of the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Ms. Hanna Teshome
January 17, 2007

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that the Company will file unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
Prospectus Supplement
5.	Please provide bracketed language in the prospectus supplement to indicate that you will provide the financial information as outlined in Item 1114(b) or 1115(b) of Regulation AB if the aggregate significance percentage is 10% or more of the credit enhancement or derivative, as applicable.

Response:

The only contemplated derivative third party credit enhancements that might require disclosure under Item 1114(b) or 1115(b) of Regulation AB are interest rate cap and interest rate swap transactions. The requested bracketed language is contained in the first three paragraphs at the top of page S-61 under the heading “Description of The Swap Agreement”.
Base Prospectus
Credit and Cash Flow Enhancements, page 47
6.	The general terms and conditions of all credit and cash flow enhancements reasonably contemplated to be included in future offerings must be described in the base prospectus. Please revise this section to separately discuss each form of credit and cash flow enhancement. Please refer to Items 1114 and 1115 of Regulation AB.

Ms. Hanna Teshome
January 17, 2007

Response:

A description of each of the credit and cash flow enhancements contemplated to be included in the offerings covered by this registration are separately described in the base prospectus at pages 30 to 31, under the heading “Credit Enhancement”. We confirm that, as of the date hereof, the base prospectus includes all credit and cash flow enhancements reasonably contemplated to be included in an actual takedown.

7.	We note that “repurchase obligations” may be included in future offerings. Please add disclosure of the different forms that are contemplated under the umbrella of repurchase obligations. Separately discuss each form of repurchase obligation and disclose the general terms and conditions of each and explain how each operates.

Response:

The term “repurchase obligations” as used in the Registration Statement refers to obligations of Nissan Motor Acceptance Corporation (as servicer) in connection with the breach of a representation or warranty in the underlying auto loans (as more particularly described at page 8 of the base prospectus. The Company does not contemplate or intend to reference any repurchase obligation (such as a government repurchase obligation) as a credit or cash flow enhancement. The reference on page 47 to “repurchase obligations” has been removed in the amended base prospectus.

8.	In addition, please provide us with your analysis of how the repurchase obligations comply with Rule 3a7 of the Investment Company Act. Please note that your response and registration statement may be referred to the Division of Investment Management for review and additional comments may be forthcoming.

Response:

See our response to Item 7 above; as noted, the Company does not contemplate any repurchase obligation as credit or cash flow enhancement, and the base prospectus has been revised on page 47 to delete the concept of repurchase obligations as a form of credit enhancement.
Signatures
9.	Please revise the signature page for the depositor. The registration statement should be signed by the depositor’s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor’s board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Ms. Hanna Teshome
January 17, 2007

Response:
Among the individuals who signed the registration statement are the officers of the Company who serve in the capacities of principal executive officer, principal financial officer and principal accounting officer, notwithstanding that those designations may not be part of their respective titles. All of the directors of the Board of Directors of the Company also signed the registration statement. Mr. Lambert holds the title of President of the Company and acts as the principal executive officer of the Company. Mr. Kochhar holds the title of Treasurer of the Company and acts as the principal financial officer and principal accounting officer of the Company. The signature page of the registration statement (executed anew for the amendment filing) has been revised to indicate more clearly that these individuals sign in the capacities of principal executive officer, principal financial officer and principal accounting officer, respectively.
     If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.
Sincerely,
/s/ Warren R. Loui
Warren R. Loui